Exhibit 99.1

Constellium Reports Fourth Quarter and Full Year 2017 Results

Amsterdam – February 22, 2018 – Constellium N.V. (NYSE: CSTM) today reported results for the fourth quarter and full year ended December 31, 2017.

Fourth quarter 2017 highlights:

•	Shipments of 350 thousand metric tons, up 2% compared to Q4 2016; Automotive shipments increased 35%

•	Revenue of €1.2 billion, up 8% compared to Q4 2016

•	Net loss of €80 million compared to a net loss of €20 million in Q4 2016

•	Adjusted EBITDA of €100 million, up 22% from Q4 2016

•	Successfully completed debt and equity offerings

Full year 2017 highlights:

•	Shipments of 1.5 million metric tons, up 1% compared to 2016

•	Revenue of €5.2 billion, up 10% compared to 2016

•	Net loss of €31 million compared to a net loss of €4 million in 2016

•	Adjusted EBITDA of €431 million, up 14% from 2016

•	Significant improvement in Cash flow from operating activities and Free Cash Flow compared to 2016

•	Net debt / LTM Adj. EBITDA down to 4.4x compared to 5.4x at December 31, 2016

•	Project 2019 run-rate cost savings of €22 million achieved as of December 31, 2017

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Constellium delivered very strong results in 2017. Our A&T and AS&I business units reported record annual Adjusted EBITDA, while P&ARP was comparable to the prior year. I am pleased with these results and the significant progress we have made in executing on our strategy. We reiterate our Adjusted EBITDA guidance of high single digit growth annually through 2020, leading to over €500 million in 2020.”

Mr. Germain continued, “Our commitment to increasing our financial flexibility and deleveraging is clear and evidenced by the successful refinancing in the fourth quarter and the binding agreement to sell the Sierre North Building Assets announced earlier this month. These actions position us well for the future. Our focus remains on delivering on our strategy and on increasing value for our shareholders.”

•	Group Summary

	Q4 2017	Q4 2016	Var.	FY 2017	FY 2016	Var.
Shipments (k metric tons)	350	344	2%	1,482	1,470	1%
Revenue (€ millions)	1,248	1,161	8%	5,237	4,743	10%
Net loss (€ millions)	(80)	(20)	n.m.	(31)	(4)	n.m.
Adjusted EBITDA (€ millions)	100	81	22%	431	377	14%
Adjusted EBITDA per metric ton (€)	285	237	20%	291	257	13%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities, inter-segment eliminations, and the impact of a €20 million one-time payment related to the renegotiation of a customer agreement, which was recorded in the first quarter of 2016 as a reduction of revenues at the Holdings and Corporate level. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the fourth quarter of 2017, shipments of 350 thousand metric tons increased 2% compared to the fourth quarter of 2016 due to higher shipments in AS&I. Revenue of €1.2 billion increased 8% compared to the fourth quarter of last year due primarily to higher aluminium prices. Net loss of €80 million, which includes the effects of the refinancing and U.S. tax reform, compares to a net loss of €20 million in the fourth quarter of 2016. Adjusted EBITDA of €100 million increased 22% from the fourth quarter of last year on improved results from the A&T and the AS&I segments.

For the full year of 2017, shipments of 1.5 million metric tons increased 1% compared to 2016 on higher shipments in AS&I partially offset by lower shipments in P&ARP and A&T. Revenue of €5.2 billion increased 10% compared to last year due primarily to higher aluminium prices. Net loss of €31 million, which includes the effects of the refinancings and U.S. tax reform, compares to a net loss of €4 million in 2016. Adjusted EBITDA of €431 million increased 14% compared to last year on improved results from the A&T and the AS&I segments.

•	Results by Segment

•	Packaging & Automotive Rolled Products (P&ARP)

	Q4 2017	Q4 2016	Var.	FY 2017	FY 2016	Var.
Shipments (k metric tons)	238	236	1%	1,008	1,013	0%
Revenue (€ millions)	666	611	9%	2,812	2,498	13%
Adjusted EBITDA (€ millions)	44	43	0%	202	201	0%
Adjusted EBITDA per metric ton (€)	182	183	(1)%	200	199	1%

Fourth quarter Adjusted EBITDA was comparable to the fourth quarter of 2016 primarily due to slightly higher volumes, including increased Automotive rolled product shipments, and good cost control offset by weaker packaging price and mix and incremental costs from the ramp up of our automotive programs.

For the fourth quarter of 2017, shipments of 238 thousand metric tons increased 1% from the fourth quarter of last year due to a 52% increase in Automotive rolled product shipments, partially offset by lower Packaging rolled product shipments. Revenue of €666 million increased 9% compared to the fourth quarter of 2016 primarily as a result of higher aluminium prices.

For the full year of 2017, Adjusted EBITDA of €202 million was comparable to the same period of the prior year as improved price and mix were offset by incremental costs from our automotive readiness program in the U.S. Shipments of 1.0 million metric tons were comparable to last year as lower Packaging rolled product shipments were offset by higher Automotive rolled product shipments. Revenue of €2.8 billion increased 13% compared to last year due primarily to higher aluminium prices.

•	Aerospace & Transportation (A&T)

	Q4 2017	Q4 2016	Var.	FY 2017	FY 2016	Var.
Shipments (k metric tons)	56	59	(6)%	238	243	(2)%
Revenue (€ millions)	319	323	(1)%	1,335	1,302	3%
Adjusted EBITDA (€ millions)	34	22	51%	133	103	28%
Adjusted EBITDA per metric ton (€)	615	384	60%	558	425	31%

Fourth quarter Adjusted EBITDA increased significantly as compared to the fourth quarter of 2016 due to better price and mix and solid cost performance partially offset by lower Aerospace rolled product shipments.

For the fourth quarter of 2017, shipments of 56 thousand metric tons decreased 6% compared to the fourth quarter of 2016. Revenue of €319 million decreased slightly compared to the fourth quarter of last year on lower Aerospace rolled product shipments partially offset by higher aluminum prices.

For the full year of 2017, Adjusted EBITDA of €133 million increased 28% compared to 2016 on better price and mix, strong operating cost performance and continued success in developing TID end markets. Shipments of 238 thousand metric tons decreased as compared to the same period in the prior year on lower Aerospace rolled product shipments partially offset by higher Transportation, Industry and Other rolled product shipments. Revenue of €1.3 billion increased 3% compared to last year primarily on higher aluminium prices partially offset by lower aerospace rolled product shipments.

•	Automotive Structures & Industry (AS&I)

	Q4 2017	Q4 2016	Var.	FY 2017	FY 2016	Var.
Shipments (k metric tons)	56	49	14%	236	217	9%
Revenue (€ millions)	274	233	17%	1,123	1,002	12%
Adjusted EBITDA (€ millions)	27	21	31%	119	102	16%
Adjusted EBITDA per metric ton (€)	487	423	15%	505	471	7%

Fourth quarter Adjusted EBITDA increased significantly compared to the fourth quarter of last year primarily due to higher shipments of both Automotive and Other extruded products on strong market demand.

For the fourth quarter of 2017, shipments of 56 thousand metric tons increased 14% compared to the fourth quarter of last year. Revenue of €274 million increased 17% compared to the fourth quarter of 2016 on higher shipments and higher aluminum prices.

For the full year of 2017, Adjusted EBITDA of €119 million increased 16% compared to last year on higher shipments and solid cost control. Shipments of 236 thousand metric tons increased 9% compared to last year on strong market demand. Revenue of €1.1 billion increased 12% compared to 2016 on higher shipments and higher aluminum prices.

•	Net Income

For the fourth quarter of 2017, net loss of €80 million compares to a net loss of €20 million in the fourth quarter of 2016. The change in net loss is primarily attributable to higher finance costs related to refinancing and higher income tax expense from the reduction in the value of deferred tax assets as a result of the U.S. Tax Cuts and Jobs Act of 2017, partially offset by the improvement in Adjusted EBITDA and a favorable change in unrealized derivatives.

For the full year of 2017, net loss of €31 million compares to a net loss of €4 million in 2016. The change in net loss is primarily attributable to higher finance costs related to refinancings and higher losses from joint-ventures, partially offset by the improvement in Adjusted EBITDA and gains from pension plan amendments.

•	Cash Flow and Liquidity

For the full year of 2017, Free Cash Flow was an outflow of €134 million as compared to an outflow of €293 million in the same period of the prior year. The significant improvement as compared to last year was primarily due to higher Adjusted EBITDA and lower capital expenditures.

Cash flows from operating activities were €160 million for the full year of 2017 as compared to €88 million last year. Constellium reduced factored receivables by €93 million in 2017 as compared to an increase of €137 million in 2016.

Cash flows used in investing activities were €292 million for the full year of 2017 as compared to cash flows used in investing activities of €365 million last year. Capital expenditures of €276 million in 2017 were €79 million lower than in 2016.

Cash flows from financing activities were €61 million for the full year of 2017 as compared to cash flows from financing activities of €145 million last year.

Liquidity at December 31, 2017 was €531 million, comprised of €269 million of cash and cash equivalents and €262 million available under our committed lending facilities and factoring arrangements. Liquidity at December 31, 2016 was €537 million.

Net debt was €1,889 million at December 31, 2017, as compared to €2,035 million at December 31, 2016.

•	Outlook

We continue to expect Adjusted EBITDA growth in the high single digits annually through 2020, leading to over €500 million of Adjusted EBITDA in 2020.

The Company is not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, it is unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

Project 2019

Project 2019 is well underway with a wide range of cost reduction and cash flow improvement initiatives throughout the Company. At December 31, 2017, €22 million of run rate cost savings had been achieved. The Company has also made progress reducing trade working capital. Capital expenditures of €276 million in 2017 were €79 million lower than in 2016.

•	Other Recent Developments

In January 2018, we extended the maturity of the Muscle Shoals factoring agreement to 2020 and increased the maximum capacity.

In February 2018, Constellium announced that it signed a binding agreement with Novelis to sell the North Building Assets of its Sierre plant in Switzerland, which have been leased and operated by Novelis since 2005, and to contribute the plant’s shared infrastructure to a 50-50 joint venture with Novelis. Constellium and Novelis agreed on a total purchase price for the transaction of €200 million. The closing of this transaction is expected in the second quarter of 2018 and is subject to customary closing conditions.

In February 2018, Constellium delisted its shares from Euronext Paris.

•	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, economic downturn, the loss of key customers, suppliers or other business relationships; disruption to business operations; the inability to meet customer quality requirements; delayed readiness for the North American Auto Body Sheet market, the capacity and effectiveness of our hedging policy activities, failure to retain key employees, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and our registration statement on Form F-3 filed on October 30, 2017, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

•	About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.2 billion of revenue in 2017.

Constellium’s earnings materials for the fourth quarter and full year ended December 31, 2017, are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(in millions of Euros)	Three months ended December 31, 2017	Three months ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2016
Revenue	1,248	1,161	5,237	4,743
Cost of sales	(1,138)	(1,039)	(4,698)	(4,227)

Gross profit	110	122	539	516

Selling and administrative expenses	(60)	(64)	(248)	(254)
Research and development expenses	(8)	(10)	(36)	(32)
Restructuring costs	(1)	—	(4)	(5)
Other gains / (losses) - net	27	(19)	70	21

Income from operations	68	29	321	246

Finance costs - net	(116)	(37)	(243)	(167)
Share of loss of joint-ventures	(8)	(6)	(29)	(14)

Income / (loss) before income tax	(56)	(14)	49	65

Income tax expense	(24)	(6)	(80)	(69)

Net loss	(80)	(20)	(31)	(4)

Net (loss) / income attributable to:
Equity holders of Constellium	(81)	(20)	(31)	(4)
Non-controlling interests	1	—	—	—

Net loss	(80)	(20)	(31)	(4)

Earnings per share attributable to the equity holders of Constellium, in euros per share
Basic	(0.65)	(0.19)	(0.28)	(0.04)
Diluted	(0.65)	(0.19)	(0.28)	(0.04)

Weighted average shares, in thousands
Basic	123,837	105,551	110,164	105,500
Diluted	123,837	105,551	110,164	105,500

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

(in millions of Euros)	Three months ended December 31, 2017	Three months ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2016
Net loss	(80)	(20)	(31)	(4)

Other comprehensive income / (loss)

Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	(10)	83	12	(20)
Income tax on remeasurement on post-employment benefit obligations	(6)	(25)	(8)	2
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedge	4	(25)	46	(27)

Income tax on cash flow hedge	(1)	8	(15)	9
Currency translation differences	—	4	(20)	6

Other comprehensive income / (loss)	(13)	45	15	(30)

Total comprehensive income / (loss)	(93)	25	(16)	(34)

Attributable to:
Equity holders of Constellium	(94)	25	(15)	(34)
Non-controlling interests	1	—	(1)	—

Total comprehensive income / (loss)	(93)	25	(16)	(34)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At December 31, 2017	At December 31, 2016
Assets
Current assets
Cash and cash equivalents	269	347
Trade receivables and other	419	355
Inventories	643	591
Other financial assets	69	117

	1,400	1,410

Non-current assets
Property, plant and equipment	1,517	1,477
Goodwill	403	457
Intangible assets	68	79
Investments accounted for under the equity method	1	16
Deferred income tax assets	164	252
Trade receivables and other	48	47
Other financial assets	110	49

	2,311	2,377

Total Assets	3,711	3,787

Liabilities
Current liabilities
Trade payables and other	930	839
Borrowings	106	107
Other financial liabilities	23	34
Income tax payable	11	13
Provisions	40	42

	1,110	1,035

Non-current liabilities
Trade payables and other	54	59
Borrowings	2,021	2,361
Other financial liabilities	43	30
Pension and other post-employment benefit obligations	664	735
Provisions	113	107
Deferred income tax liabilities	25	30

	2,920	3,322

Total Liabilities	4,030	4,357

Equity
Share capital	3	2
Share premium	420	162
Retained deficit and other reserves	(750)	(743)

Equity attributable to equity holders of Constellium	(327)	(579)
Non-controlling interests	8	9

Total Equity	(319)	(570)

Total Equity and Liabilities	3,711	3,787

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2017	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)
Net loss	—	—	—	—	—	—	(31)	(31)	—	(31)
Other comprehensive income / (loss)	—	—	4	31	(19)	—	—	16	(1)	15

Total comprehensive income / (loss)	—	—	4	31	(19)	—	(31)	(15)	(1)	(16)

Transactions with equity holders
Share issuance	1	258	—	—	—	—	—	259	—	259
Share-based compensation	—	—	—	—	—	8	—	8	—	8
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At December 31, 2017	3	420	(147)	13	(7)	25	(634)	(327)	8	(319)

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2016	2	162	(133)	—	6	11	(599)	(551)	11	(540)
Net loss	—	—	—	—	—	—	(4)	(4)	—	(4)
Other comprehensive (loss) / income	—	—	(18)	(18)	6	—	—	(30)	—	(30)

Total comprehensive (loss) / income	—	—	(18)	(18)	6	—	(4)	(34)	—	(34)

Transactions with Equity holders
Share-based compensation	—	—	—	—	—	6	—	6	—	6
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2016	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

(in millions of Euros)	Three months ended December 31, 2017	Three months ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2016

Net loss	(80)	(20)	(31)	(4)
Adjustments
Depreciation and amortization	46	46	171	155
Finance costs - net	116	37	243	167
Income tax expense	24	6	80	69
Share of loss of joint-ventures	8	6	29	14
Unrealized gains on derivatives - net and from remeasurement of monetary assets and liabilities - net	(16)	(8)	(54)	(74)
Losses on disposal	1	10	3	10
Other - net	2	—	7	(14)

Interest paid	(57)	(72)	(185)	(174)
Income tax paid	(17)	(3)	(18)	(14)
Change in trade working capital
Inventories	(42)	(21)	(99)	(42)
Trade receivables	24	81	(91)	28
Trade payables	3	(60)	124	(18)
Change in provisions and pension obligations	13	1	(7)	(5)
Other working capital	(22)	(3)	(12)	(10)

Net cash flows from operating activities	3	—	160	88

Purchases of property, plant and equipment	(101)	(125)	(276)	(355)
Acquisition of subsidiaries net of cash acquired	—	1	—	21
Proceeds from disposals net of cash	2	—	2	(5)
Equity contributions and loans to joint-ventures	(17)	(10)	(41)	(37)
Other investing activities	—	2	23	11

Net cash flows used in investing activities	(116)	(132)	(292)	(365)

Net proceeds received from issuance of shares	259	—	259	—
Proceeds from issuance of Senior Notes	830	—	1,440	375
Repayments of Senior Notes	(949)	(148)	(1,559)	(148)
Proceeds / (Repayments) from revolving credit facilities and other loans	22	2	29	(69)
Payment of deferred financing costs and exit costs	(76)	(7)	(118)	(19)
Transactions with non-controlling interests	—	—	—	(2)
Other financing activities	(3)	13	10	8

Net cash flows from / (used in) financing activities	83	(140)	61	145

Net (decrease) / increase in cash and cash equivalents	(30)	(272)	(71)	(132)
Cash and cash equivalents - beginning of period	300	618	347	472
Cash and cash equivalents classified as held for sale - beginning of period	—	—	—	4
Effect of exchange rate changes on cash and cash equivalents	(1)	1	(7)	3

Cash and cash equivalents - end of period	269	347	269	347

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended December 31, 2017	Three months ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2016
P&ARP	44	43	202	201
A&T	34	22	133	103
AS&I	27	21	119	102
Holdings and Corporate	(5)	(5)	(23)	(29)

Total	100	81	431	377

SHIPMENTS AND REVENUE BY PRODUCT LINE

(in k metric tons)	Three months ended December 31, 2017	Three months ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2016
Packaging rolled products	185	198	807	856
Automotive rolled products	44	28	158	113
Specialty and other thin-rolled products	9	10	43	44
Aerospace rolled products	26	30	106	118
Transportation, industry and other rolled products	30	29	132	125
Automotive extruded products	26	23	109	99
Other extruded products	30	26	127	118
Other	—	—	—	(3)

Total shipments	350	344	1,482	1,470

(in millions of Euros)
Packaging rolled products	498	492	2,146	2,003
Automotive rolled products	128	85	483	320
Specialty and other thin-rolled products	40	34	183	175
Aerospace rolled products	184	197	760	795
Transportation, industry and other rolled products	135	126	575	507
Automotive extruded products	155	128	614	537
Other extruded products	119	105	509	465
Other and inter-segment eliminations*	(11)	(6)	(33)	(59)

Total revenue	1,248	1,161	5,237	4,743

*	Includes €20 million one-time payment related to the renegotiation of a customer agreement, which was recorded in the first quarter of 2016 as a reduction of revenues at the Holdings and Corporate level.

NON-GAAP MEASURES

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended December 31, 2017	Three months ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2016
Net loss	(80)	(20)	(31)	(4)
Income tax expense	24	6	80	69

Income / (loss) before income tax	(56)	(14)	49	65
Finance costs - net	116	37	243	167
Share of loss of joint-ventures	8	6	29	14

Income from operations	68	29	321	246
Depreciation and amortization	46	46	171	155
Restructuring costs	1	—	4	5
Unrealized losses / (gains) on derivatives	(17)	(6)	(57)	(71)
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities - net	1	(2)	4	(3)
Gains on pension plans amendments (A)	—	—	(20)	—
Share based compensation	2	1	8	6
Metal price lag (B)	(6)	(7)	(22)	(4)
Start-up and development costs (C)	3	9	17	25
Manufacturing system and process transformation costs	1	1	2	5
Wise integration and acquisition costs	—	—	—	2
Wise one-time costs (D)	—	—	—	20
Wise purchase price adjustment (E)	—	(1)	—	(20)
Losses on disposals	1	10	3	10
Other (F)	—	1	—	1

Adjusted EBITDA	100	81	431	377

(A)	For the year ended December 31, 2017, amendments to certain Swiss pension plan, US pension plan and OPEB resulted in a €20 million gain net.
(B)	Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.
(C)	For the year ended December 31, 2017, start-up and development costs include mainly €16 million related to new projects in our AS&I operating segment. For the year ended December 31, 2016, start-up costs and development costs include €20 million related to Automotive Body Sheet growth projects.
(D)	For the year ended December 31, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the re-negotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal business terms.
(E)	The contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized in 2016. We received a cash payment of €21 million and recorded a €20 million gain net of costs.
(F)	For the year ended December 31, 2017, Other includes €3 million of legal fees and lump-sum payments in connection with the renegotiation of a new 5-year collective bargaining agreement offset by accrual reversals of unused provision related to one-time loss contingencies.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended December 31, 2017	Three months ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2016
Net cash flows from operating activities	3	—	160	88
Purchases of property, plant and equipment	(101)	(125)	(276)	(355)
Equity contributions and loans to joint-ventures	(17)	(10)	(41)	(37)
Other investing activities	—	2	23	11

Free Cash Flow	(115)	(133)	(134)	(293)

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At December 31, 2017	At December 31, 2016
Borrowings	2,127	2,468
Fair value of cross currency basis swaps, net of margin calls	32	(77)
Cash and cash equivalents	(269)	(347)
Cash pledged for issuance of guarantees	(1)	(9)

Net debt	1,889	2,035

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP financial measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees.

Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company.

Net debt and Free Cash Flow are not presentations made in accordance with IFRS, and should not be considered as an alternative to borrowings or operating cash flows determined in accordance with IFRS.